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                                                                     EXHIBIT 1.4

         TCP ANNOUNCES EXTENSION OF CONVERSION PERIOD TO ITS PREFERRED
                                  SHAREHOLDERS

Sao Paulo, Brazil - December 15, 2003 - Telesp Celular Participacoes S.A. - "TCP" [NYSE: TCP; BOVESPA: TSPP3 (Common), TSPP4 (Preferred)], the largest company of the group of companies that comprise the joint venture wholly-owned by Portugal Telecom and Telefonica Moviles, which operates under the brand VIVO, announced on December 11, 2003, that it extended until 2:00 p.m., New York time, on January 6, 2004 its offer to convert preferred shares, no par value, for common shares, no par value, of TCP at a ratio of one-to-one, up to a limit of 78,752,717,772 in the aggregate for all shareholders.

Questions about the offer may be directed to:

Fernando Abella Garcia
Telesp Celular Participacoes S.A.
Av. Roque Petroni Jr., 1464, Sao Paulo, SP, Brazil 04707-000
Telephone:  (55) 11 5105-1182

Holders of American Depositary Shares ("ADSs") of TCP may participate in the offer to convert if they first withdraw the preferred shares underlying those ADSs from TCP's ADS program and pay the applicable fees of the depositary and any taxes and governmental charges. Questions about withdrawing preferred shares underlying ADSs in order to participate in the offer may be directed to:

The Bank of New York
101 Barclay Street
New York, NY  10286
Telephone:  1-888-BNY-ADRS

Documentation relating to the offer to convert may be obtained free of charge at the SEC's web site, http://www.sec.gov, or by contacting TCP at the address or telephone number above. Holders of TCP preferred stock are urged to read the documentation relating to the offer to convert because it contains important information, including relating to the steps to be followed in order to convert. For certain shareholders, including those whose shares are registered through Banco ABN Amro Real S.A., TCP's transfer agent, actions will be required prior to the expiration of the offer on January 6, 2004.


Contact: Ronald Aitken (e-mail: ronald.aitken@vivo.com.br or tel: (5511) 5105
1172) and Fabiola Michalski (e-mail: fmichalski@vivo.com.br or tel: (5511) 5105
1207) - TCP Investor Relations http://www.vivo.com.br